Exhibit 77C Laudus Trust

A Special Meeting of Shareholders of
 Laudus Growth Investors U.S. Large Cap Growth Fund
 (the Fund), a series of Laudus Trust, was held on May 10, 2013, for the purpose of seeking shareholder approval of the following proposal: to approve the adoption of exemptive relief which would authorize
Charles Schwab Investment Management, Inc., the investment adviser to the Fund, subject to the supervision and approval of the Board of Trustees, to hire, terminate or replace investment subadvisers for the Fund without seeking shareholder approval.
The number of votes necessary to conduct the Special Meeting and approve the proposals was obtained. The results of the vote of shareholders are listed below:


Proposal
To approve the adoption of exemptive relief which would authorize Charles Schwab Investment
Management, Inc., the investment adviser to the Fund, subject to the supervision and approval of the Board of Trustees, to hire, terminate or replace investment subadvisers for the Fund without seeking shareholder approval.

For 57,439,123.17

Against 4,413,636.547

Abstain 864,641.514